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                              October 26, 2022

       Mark McKechnie
       Chief Financial Officer, Executive Vice President and Treasurer ACM Research, Inc.
       42307 Osgood Road, Suite I
       Fremont, California 94539

                                                        Re: ACM Research, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 10-Q for
Fiscal Quarters Ended June 30, 2022
                                                            File No. 001-38273

       Dear Mark McKechnie:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 1A. Risk Factors, page 19

   1. We note your response to comment 1 and your disclosure on page 64 of the Form 10-Q for the fiscal quarters
ended June 30, 2022. Please revise to specifically state that your securities may decline
in value or become worthless.
   2. We note your response to comment 3. Since your new disclosure does not specifically address Cyberspace
Administration of China (CAC), we are reissuing our prior comment
                                                        3. Please note even if
you believe you or your subsidiaries are not subject to CAC
                                                        oversight, you still
must provide disclosure addressing how oversight may impact your business if you or your
subsidiaries become subject to CAC oversight.
       Liquidity and Capital Resources, page 76

   3. We note your response to comment 12. However, you have not revised your disclosure to
 Mark McKechnie
FirstName LastNameMark  McKechnie
ACM Research,  Inc.
Comapany
October 26,NameACM
            2022     Research, Inc.
October
Page 2 26, 2022 Page 2
FirstName LastName
         clarify your statement or to discuss the relationship between the PRC government, you, and all of your subsidiaries. Your current disclosure, specifically, "our anticipated cash needs for the next twelve months do not require receipt of any PRC government subsidies," implies that you will receive government subsidies if you deem them necessary. Please revise accordingly.
4. We note your response to comment 15, however it does not appear that the liquidity discussion has been expanded to explain and analyze material changes from period-to-
         period in one or more cash flow statement line items. As such, we are reissuing our prior comment 15.
5. You note your working capital total only shows certain assets and ignores current liabilities. Please revise how you characterize the total amount.

General

6.       Please amend your Form 10-K for the Fiscal Year Ended December 31,
2021 for all
         comments issued in this letter and our letter dated July 12, 2022.
7. We note your response to comment 29 and your new disclosure below the table of contents. However, you did not disclose certain aspects of our comment in the forefront of your filing. Specifically, address the following at the forefront of your filing:
             Disclose that risk associated with having substantial portion of your operations in the
             PRC could cause the value of your securities to both decline and become worthless.
             Disclose that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
             Provide a discussion of the rules adopted by the SEC relating to the Holding Foreign
             Companies Accountable Act (HFCAA) and how the related regulations will affect your company.
             Your disclosure should state prominently that you have been added to the list of issuers identified under the HFCAA.
             Disclose all the risks and consequences of being added to the list including that the value of your securities may significantly decline or become worthless, and that your securities may eventually be delisted.
         This information needs to be discussed in the forefront of the filing. Provide a specific cross-reference to a longer risk factor discussion of the impacts of the HFCAA and
         Accelerating HFCAA.
8. We note your response to comment 31 and new disclosure in notes to the consolidated financial statements and MD&A. However, the information disclosed in the notes to the consolidated financial statements did not address all aspects of our comment. For example, when discussing prior cash transfers, amounts were not quantified. A clear overview describing how cash is transferred through your organization should also be provided. Furthermore, this information should be disclosed at the forefront of your filing and at the forefront of your liquidity sections in the MD&A, not just in the notes to the
 Mark McKechnie
ACM Research, Inc.
October 26, 2022
Page 3
         consolidated financial statements. As such, we are reissuing prior comment 31.
9. We note your response to comment 34 and new disclosure on page two of your Form 10-
         Q for the fiscal quarters ended June 30, 2022. However, your disclosure did not address
         Chinese authorities permissions or approvals required to operate your business. Revise accordingly. Also, since you disclose permissions are not required, disclose the consequences of inadvertently concluding permissions or approvals are not required.
         Provide an explanation of how you determined no permissions or approvals are required.
10. We note your response to our comment 35 and new disclosure on page 40 of your Form
         10-Q for the fiscal quarters ended June 30, 2022. Please enhance your disclosure to discuss all the risks and consequences of being added to the HFCAA list including that the value of your securities may significantly decline or become worthless, and that your securities may eventually be delisted. Disclose the impact of both the HFCAA and
         Accelerating HFCAA on your company. This disclosure should be moved to the forefront of your MD&A.
Form 10-Q for the Fiscal Quarters Ended June 30, 2022

Notes to Consolidated Financial Statements
Note 6 - Property Plant and Equipment, Net, page 21

11. We note your response to comment 36. In this regard, tell us when you believe title will be transferred, we note it has been over eight months since you took possession of the property. Also, given that you do not hold title to the property tell us why you believe you have the risks and rewards of ownership. For example, can you sell the property without possessing the title?
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Inessa Kessman, Senior Staff Accountan,t at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have any questions.



FirstName LastNameMark McKechnie                               Sincerely,
Comapany NameACM Research, Inc.
                                                               Division of
Corporation Finance
October 26, 2022 Page 3                                        Office of
Technology
FirstName LastName